Brent B. Siler (703) 456-8058 bsiler@cooley.com	VIA EDGAR

March 10, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attn:                    Ms. Barbara C. Jacobs

Mr. Matthew Crispino

Mr. Stephen Krikorian

Mr. Ryan Rohn

Re:                             2U, Inc.

Registration Statement on Form S-1

Filed February 21, 2014

File No. 333-194079

Ladies and Gentlemen:

On behalf of our client, 2U, Inc. (“2U” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 6, 2014 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter (the “Comments”), 2U is proposing to revise disclosure in the Registration Statement as set forth in this response letter. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.  Page references in the text of this response letter correspond to the page numbers of the Registration Statement.

General

1.                                      We will contact you to discuss your cover page graphics.

Response to Comment #1:

The Company acknowledges the Staff’s comment.  As discussed in the March 7, 2014 telephone conversation between Mr. Crispino and Mark Ballantyne of this office, the Company proposes to expand the second to last sentence of the second paragraph under “Company Overview” on page 1 to read as follows, with corresponding changes on page 80:

“From our inception through December 31, 2013, a total of 8,540 unique individuals have enrolled as students in our clients’ programs, and 82% of students who have ever entered these programs have either graduated or remain enrolled.”

Risk Factors

“Our financial performance depends heavily…,” page 15

2.                                      We note your response to prior comment 1. Please tell us what consideration was given to disclosing the number of international students currently enrolled in your programs in this risk factor, under the applicable bullet point.

Response to Comment #2:

The Company respectfully advises the Staff that it did not give consideration to disclosing the number of international students currently enrolled in its programs in this risk factor.  The Company advises that no such consideration was given because it does not consider such number to be material to its financial performance.  The Company supplementally advises the Staff that, for the year ended December 31, 2013, the Company’s revenue from course enrollments for students residing outside of the United States represented less than 5% of its total revenue.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Platform Revenue Retention Rate, page 51

3.                                      We have reviewed your response to prior comment 4. Please expand your disclosure to clarify, as noted in your response, that there is no correlation between the platform revenue retention rate and the number of programs included in the calculation of that rate and that the number of programs can increase while the retention rate declines.

Response to Comment #3:

In response to the Staff’s comment, the Company proposes to expand the disclosure appearing at the top of page 52 of the Registration Statement, immediately preceding the table, as follows:

“The following table sets forth our platform revenue retention rate for the periods presented, as well as the number of programs included in the platform revenue retention rate calculation.  For all of these periods, our platform revenue retention rate was greater than 100% because we had no programs terminate and full course equivalent enrollments in these programs increased year-over-year. There is no correlation between the platform revenue retention rate and the number of programs included in the calculation of that rate. The number of programs can increase while the retention rate declines, as was the case with the rate for the year ended December 31, 2013 as compared to the rate for the year ended December 31, 2012.”

Principal and Selling Stockholders, page 122

4.                                      Please tell us in your response letter if any of the selling shareholders are affiliates of broker-dealers. If so, tells us whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Response to Comment #4:

The Company advises the Staff that none of the currently expected selling stockholders are affiliates of broker-dealers.  The Company further advises the Staff that at the time of acquisition of the securities by the selling stockholders, there were no agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.  To the extent this response changes, the Company undertakes to supplementally provide this information to the Staff.

Notes to Consolidated Financial Statements

Note 16. Subsequent Events, page F-31

5.                                      We note your table on page 68 that you granted options on January 30, 2014. Please update your footnote disclosures to include these options granted. Refer to FASB ASC 260-10-50-2.

Response to Comment #5:

In response to the Staff’s comment, the Company proposes to revise the disclosure appearing on page F-31 of the Registration Statement under Note 16 by deleting the last paragraph and replacing it with the following:

“On January 30, 2014, the Company’s board of directors finalized the exercise prices of options to purchase an aggregate of 45,000 shares of common stock under the Stock Incentive Plan at an exercise price of $9.50.

On March 6, 2014, the compensation committee of the Company’s board of directors, acting under authority delegated from the board of directors, approved option grants to employees and non-employees to purchase an aggregate of 1,134,482 shares of common stock at an exercise price of $11.00 and restricted stock unit awards for an aggregate of 955,132 shares of common stock, in each case under the 2014 Plan.”

In addition, the Company proposes to update the table on page 68 to provide the grant date fair value for the options with an accounting grant date of January 30, 2014 and to provide the information for the options with an accounting grant date of March 6, 2014, so that the final two rows of the table will read as follows:

January 30, 2014	45,000	9.50	11.00
March 6, 2014	1,134,482	11.00	11.00

Further, the Company proposes to expand the disclosure on pages 73-74 of the Registration Statement to add the description of the January 31, 2014 valuation that was the basis for the exercise price of such grants, as follows:

“January and March 2014 Stock Option and Restricted Stock Unit Grants.    On November 26, 2013, our board of directors approved option grants to purchase 45,000 shares of common stock, with exercise prices per share to be based upon an independent valuation report for our common stock as of November 30, 2013. On January 30, 2014, the board reviewed an independent valuation report for our common stock as of November 30, 2013, which estimated a fair value of $9.50 for our common stock as of November 30, 2013.  The board confirmed that the exercise price for the grants approved on November 26, 2013 would be $9.50 per share.  Because the exercise price was fixed on January 30, 2014, the grant date of these options for accounting purposes is January 30, 2014.

On January 30, 2014, the board of directors also approved option grants to purchase 63,500 shares of common stock under the newly adopted 2014 equity incentive plan, with exercise prices per share to be based upon an independent valuation report for our common stock as of January 31, 2014.  On March 6, 2014, the compensation committee of our board of directors reviewed an independent valuation report for our common stock as of January 31, 2014, which estimated a fair value of $11.00 for our common stock as of January 31, 2014.  The compensation committee confirmed that the exercise price for the grants approved on January 30, 2014 would be $11.00 per share.  Because the exercise price was fixed on March 6, 2014, the grant date of these options for accounting purposes is March 6, 2014.

The primary valuation considerations and assumptions for the January 31, 2014 valuation were:

• The liquidity event scenario probabilities and valuation approach used for determining the fair value of our common stock, which were as follows:

Scenario	Probability	Valuation Method
IPO	70%	Income and Market
OPM	30%	Market

In determining the probabilities, the compensation committee considered the continued stability in the IPO markets and an increasing confidence that we would be able to complete an IPO in the second quarter of 2014.  Other possible liquidity event scenarios, such as a strategic merger or sale, were modeled collectively using the OPM due to uncertainties in their timing;

• a weighted average cost of capital of 17.7%, which was used as the discount rate for the income approach;

• a lack of marketability discount rate of 10%;

• a risk-free interest rate of 0.06%;

• an expected life, or time until a liquidity event, of 0.5 years;

• an expected volatility yield of 40% based on historical trading volatility for our comparable guideline companies; and

• a dividend yield of 0%.

The increase in the estimated fair value of our common stock from $9.80 per share as of December 31, 2013 to $11.00 per share as of January 31, 2014 was primarily due to the greater probability assigned to the IPO scenario.

On February 3, 2014, the compensation committee recommended to the board of directors proposed awards of stock options and restricted stock units to our officers and other employees.  On March 6, 2014, the compensation committee, acting pursuant to its delegated authority, approved the grant of options to purchase an aggregate of 1,070,982 shares of common stock, with an exercise price of $11.00 per share, and restricted stock units for an aggregate of 955,132 shares of common stock.  Our compensation committee determined that there were no significant factors affecting the value of our common stock that had occurred between January 31, 2014 and March 6, 2014 and, therefore, that the fair market value of our common stock continued to be $11.00 per share as of the March 6, 2014 grant date.”

In addition, because a portion of the March 6, 2014 option grants were made to the Company’s named executive officers, the Company proposes to expand the disclosure on page 110 of the Registration Statement, as follows:

“In March 2014, the compensation committee of our board of directors approved the award of options and restricted stock units to each of our named executive officers as set forth in the table below.  Each of the options has an exercise price of $11.00 per share.

Name	Number of Shares Underlying Option Grant	Number of Shares Underlying RSU Grant
Christopher Paucek	157,350	82,727
Robert Cohen	76,081	40,000
Catherine Graham	51,873	27,273
Jeff Rinehart	51,873	27,273
James Kenigsberg	51,873	27,273

Each option grant will vest as to 25% of the shares on January 31, 2015, with the remainder vesting in 36 equal monthly installments thereafter.  Each restricted stock unit award will vest as to 25% of the underlying shares on each of January 31, 2015, 2016, 2017 and 2018.  Vesting of all awards is subject to the officer’s continued service with us as of the applicable vesting date. ”

The Company supplementally advises the Staff that on March 6, 2014, the compensation committee of the Company’s board of directors also approved payouts under the Company’s 2013 Matrix Position Bonus Plan.  Accordingly, the Company undertakes to update its Summary Compensation Table on page 106 of the Registration Statement, including footnote 3 to that table.  In addition, the Company proposes to revise the disclosure on page 108 of the Registration Statement to describe the payouts as follows:

“Determination of Bonuses.    In March 2014, the compensation committee of the board of directors, acting pursuant to delegated authority and in accordance with the adjustments approved by the board of directors in January 2014, determined that we had achieved the corporate goals at an overall weighted level of 81%, and therefore the payouts under the 2013 Matrix Bonus Plan to our named executive officers were as follows:

Name	Bonus Payout ($)
Christopher Paucek	121,406
Robert Cohen	115,422
Catherine Graham	103,405
Jeff Rinehart	113,969
James Kenigsberg	83,635

These bonus amounts for the named executive officers’ performance during 2013 are reflected in the “Non-Equity Incentive Plan” column of the Summary Compensation Table above for 2013.”

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As requested by the Staff, the Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *

Please direct any questions or comments concerning this response letter to either the undersigned at (703) 456-8058 or Brian F. Leaf, of this office, at (703) 456-8053.

Very truly yours,

/s/ Brent B. Siler

Brent B. Siler

cc: Christopher J. Paucek, 2U, Inc.
Catherine Graham, 2U, Inc.
Todd Glassman, 2U, Inc.
William J. Schnoor, Goodwin Procter LLP